November 26, 2019

John V. Whitman, Jr.
Chief Executive Officer
Sports Venues of Florida, Inc.
1220 Fordham Dr.
Sun City Center, FL 33573

       Re: Sports Venues of Florida, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed November 12, 2019
           File No. 024-11089

Dear Mr. Whitman, Jr.:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2019 letter.

Amendment No. 1 to Form 1-A filed November 12, 2019

Offer Circular Cover Page, page ii

1. We note your response to comment one of our prior letter. Please revise your offering circular to include all information that is not permitted to be omitted under Rule 253(b). In this regard, you have omitted a bona fide range from the cover page. Please revise accordingly. Refer to Rule 253(b).
2. Please revise to include the total number of securities to be offered in the table. We note that footnote one is missing text. Please quantify in a footnote to the table on the cover page the total offering expenses to be borne by the company in connection with the offering. Refer to Item 1(e) of Part II to Form 1-A, including Instruction 6.
 John V. Whitman, Jr.
Sports Venues of Florida, Inc.
November 26, 2019
Page 2
Business, page 17

3. We note that you have entered into irrevocable agreements to acquire 100% of LYSN,
         Inc. and Turf Pro Synthetics, LLC. Please describe the operations of each entity, the status of the closings, and file these agreements with your next amendment. See Item 7(a)(1)(vii)
         of Part II to Form 1-A.
General

4. We note your disclosure on page 1 that the minimum offering is $5,000. We also note your disclosure on page 25 that there is no minimum amount to be raised in this offering.
         Please reconcile these inconsistencies. If there is a minimum offering, then disclose on the cover page and plan of distribution section any arrangements to place the minimum amount to be raised in escrow, or other similar arrangement and file any escrow arrangement as an exhibit, if applicable. Refer to Item 17(8) of Part III to Form 1-A. Also,
         include the minimum amount to be raised in the table on the cover page. Refer Item 1(e)
         of Part II to Form 1-A. In addition, please revise your plan of distribution to clarify whether subscribers will have a right to the return of their funds. You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or
Claire Erlanger,
Staff Accountant, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameJohn V. Whitman, Jr.                         Sincerely,
Comapany NameSports Venues of Florida, Inc.
                                                               Division of
Corporation Finance
November 26, 2019 Page 2                                       Office of
Manufacturing
FirstName LastName